UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

Outdoor Channel Holdings, Inc.

(Name of Issuer)

Common Stock, par value of US$0.001 per share

(Title of Class of Securities)

690027107

(CUSIP Number)

Thomas H. Massie c/o Outdoor Channel Holdings, Inc. 43445 Business Park Drive, Suite 113, Temecula, California 92590 Telephone: (909) 699-4749

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690027107

1.	Names of Reporting Persons. Perry T. Massie
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,287
	8.	Shared Voting Power 6,010,840
	9.	Sole Dispositive Power 1,287
	10.	Shared Dispositive Power 6,010,840
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,127
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690027107

1.	Names of Reporting Persons. Thomas H. Massie
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,693
	8.	Shared Voting Power 6,026,902
	9.	Sole Dispositive Power 41,693
	10.	Shared Dispositive Power 6,026,902
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,068,595
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690027107

1.	Names of Reporting Persons. Musk Ox Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,673,620
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,673,620
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,673,620
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 4 amends the Schedule 13D originally filed jointly on March 29, 2004 on behalf of, among other parties, Perry T. Massie, Thomas H. Massie and Musk Ox Investments, L.P. (“MOI”) (such original filing, together with any prior amendments thereto, the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction

The last paragraph of Item 4 is hereby amended and restated in its entirety as follows:

On November 15, 2012, Outdoor Channel Holdings, Inc., a Delaware corporation (“Outdoor Channel”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with InterMedia Outdoors Holdings, LLC, a Delaware limited liability company (“IMOH”), InterMedia Outdoor Holdings, Inc., a Delaware corporation (“Parent”), Outdoor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Parent (“InterMedia Sub”), and Outdoor Merger Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Outdoor Channel Sub”). Under the terms of the Merger Agreement, at the closing, (i) Outdoor Channel Sub will merge with and into Outdoor Channel, with Outdoor Channel as the surviving corporation (the “Outdoor Channel Merger”), and (ii) InterMedia Sub will merge with and into IMOH, with IMOH as the surviving limited liability company (the “IMOH Merger” and, together with the Outdoor Channel Merger, the “Mergers”). As a result of the Mergers, Outdoor Channel and IMOH will become wholly-owned subsidiaries of Parent, which is expected to be listed for trading on NASDAQ, and Outdoor Channel is expected to be delisted from trading on NASDAQ.

In connection with the announcement of the transaction, the Board of Directors of Outdoor Channel (the “Outdoor Channel Board”) has approved a $0.25 per share cash dividend payable to holders of record as of the close of business on November 27, 2012, which will be paid on or about December 7, 2012.

At the effective time of the Outdoor Channel Merger, the certificate of incorporation and bylaws of Outdoor Channel will each be amended and restated as set forth in the Merger Agreement and will be the certificate of incorporation and bylaws of the surviving corporation of the Outdoor Channel Merger until changed or amended in accordance with their terms, respectively, or by applicable law. The members of the Board of Directors of Outdoor Channel Sub and officers of Outdoor Channel immediately prior to the effective time of the Outdoor Channel Merger will be the initial members of the Board of Directors and officers, respectively, of the surviving corporation of the Outdoor Channel Merger.

Concurrently with the execution of the Merger Agreement, Thomas H. Massie, Perry T. Massie, The Wilma M. Massie Trust dated June 3, 1994 (“The WM Trust ”), The Wilma M. Massie Irrevocable Trust dated April 27, 1994 (“The WM Irrevocable Trust”), The Massie Family Trust dated May 23, 2007 (“The Massie Family Trust”), The Perry T. Massie & Sandra Lynn Massie Trust dated October 14, 1997 (“The PM&SM Trust”), The Perry and Sandy Massie Foundation, a California public benefit corporation (“The P&SM Foundation”), The Thomas and Cindy Massie Foundation, a California public benefit corporation (“The T&CM Foundation”), and MOI (collectively, the “Massie Parties”), the members of the Outdoor Channel Board and the executive officers of Outdoor Channel (collectively, together with the Massie Parties, the “Supporting Parties”), representing approximately 41% of the outstanding Outdoor Channel common stock, entered into a support agreement with Parent (the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Parties have agreed to vote their beneficially owned shares of Outdoor Channel common stock (i) in favor of the adoption of the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the Merger Agreement) with respect to Outdoor Channel that would impede the Outdoor Channel Merger or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel Merger. Furthermore, the Massie Parties have agreed to timely make, in accordance with the election procedures of the Merger Agreement, an election to receive either cash or a mix of cash and shares of Parent common stock as set forth in the Merger Agreement with respect to all shares of Outdoor Channel common stock that they beneficially own.

In addition, under the Support Agreement, the Supporting Parties have agreed, among other things:

•	to waive any rights of appraisal or rights to dissent from the Outdoor Channel Merger that they may have;

•

to revoke any and all previous voting proxies granted with respect to their shares of Outdoor Channel common stock and grant a proxy appointing IMOH as attorney-in-fact with respect to such shares; and

•

not to, subject to certain exceptions, (i) sell, transfer, assign, pledge, encumber, or otherwise dispose of their shares of Outdoor Channel common stock, (ii) grant any proxies or powers of attorney or enter into any other voting agreements with respect to its Outdoor Channel common stock, (iii) enter into or deposit their Outdoor Channel common stock into a voting trust or take any other action which would diminish the voting power of such shares or (iv) commit or agree to take any of the foregoing actions, prior to the termination of the Support Agreement.

Under certain circumstances described in the Support Agreement relating to the occurrence of an Intervening Event (as defined in the Merger Agreement), the obligations of the Supporting Parties to vote all of their Outdoor Channel shares will be reduced such that the aggregate number of shares subject to such obligations does not exceed 39.9% of the outstanding shares of Outdoor Channel common stock.

The foregoing description of the Merger Agreement and Support Agreement and the transactions contemplated thereby, respectively, do not purport to be complete. The foregoing summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement incorporated as Exhibit 1 herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

Perry T. Massie may be deemed to beneficially own 6,012,127 shares of Outdoor Channel common stock, which shares constitute 23.2% of the total class. These shares include (i) 1,287 shares held directly and individually for which he has the sole power to vote or direct the disposition; (ii) 2,673,620 shares held by MOI, for which he has the shared power to direct the vote or disposition; (iii) 3,219,840 shares held by The PM&SM Trust, for which he has the shared power to direct the vote or disposition; (iv) 46,755 shares held by The WM Trust, for which he has the shared power to direct the vote or disposition; (v) 33,125 held by The WM Irrevocable Trust, for which he has the shared power to direct the vote or disposition; and (vi) 37,500 shares held by The P&SM Foundation, for which he has the shared power to direct the vote or disposition.

Thomas H. Massie may be deemed to beneficially own 6,068,595 shares of Outdoor Channel common stock, which shares constitute 23.4% of the total class. These shares include (i) 41,693 shares held directly and individually for which he has the sole power to vote or direct the disposition; (ii) 2,673,620 shares held by MOI, for which he has the shared power to direct the vote or disposition; (iii) 3,235,902 shares held by The Massie Family Trust, for which he has the shared power to direct the vote or disposition; (iv) 46,755 shares held by The WM Trust, for which he has the shared power to direct the vote or disposition; (v) 33,125 held by The WM Irrevocable Trust, for which he has the shared power to direct the vote or disposition; and (vi) 37,500 shares held by The T&CM Foundation, for which he has the shared power to direct the vote or disposition.

MOI may be deemed to beneficially own 2,673,620 shares of Outdoor Channel common stock, which shares constitute 10.3% of the total class. These shares are held directly by MOI for which it has the sole power to vote or direct the disposition.

The percentage of shares described above which may be deemed to be beneficially owned by the Reporting Persons, respectively, are based upon 25,943,066 shares outstanding as of November 5, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended to include the following:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Form of Support Agreement dated as of November 15, 2012, by and among InterMedia Outdoor Holdings, Inc. and the Supporting Parties (as defined therein)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2012

By:	Perry T. Massie*
Perry T. Massie

By:	Thomas H. Massie*
Tomas H. Massie

By: Musk Ox Investments, L.P.

By:	Perry T. Massie*
Name:	Perry T. Massie
Title:	General Partner

By:	Thomas H. Massie*
Name:	Thomas H. Massie
Title:	General Partner

*By:	/s/ Catherine C. Lee
Catherine C. Lee, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1	Form of Support Agreement dated as of November 15, 2012, by and among InterMedia Outdoor Holdings, Inc. and the Supporting Parties (as defined therein)